

Mail Stop 7010

August 12, 2008

Mr. Clint Tryon
Ready Mix Inc.
3430 East Flamingo Road
Suite 100
Las Vegas, Nevada 89121

> **RE: Ready Mix Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 13, 2008**
> **File #1-32440**

Dear Mr. Tryon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief